Exhibit 99.1

Michael Kors Holdings Limited Announces Third Quarter Fiscal 2013 Results

Total Revenue Increased 70.4%; Comparable Store Sales Increased 41.4%

Reported Diluted EPS Increased 220% to $0.64

Hong Kong – February 12, 2013 – Michael Kors Holdings Limited (NYSE:KORS) (the “Company”), a global luxury lifestyle brand with a multi-channel strategy, unique design and strong infrastructure, today announced its financial results for the third quarter ended December 29, 2012.

John D. Idol, the Company’s Chairman and Chief Executive Officer, said, “Our strong third quarter performance reflects sustained brand momentum as the global recognition and appeal for the Michael Kors luxury brand continued to expand. Moreover, we were extremely pleased with the holiday season as Michael Kors’ brand strength, innovative fashion design and jet-set in-store experience drove strong sales and earnings.”

For the third quarter ended December 29, 2012:

•	Total revenue increased 70.4% to $636.8 million from $373.6 million in the third quarter of fiscal 2012.

•

Retail net sales increased 66.8% to $332.6 million driven by a 41.4% increase in comparable store sales and 66 net new store openings since the end of the third quarter of fiscal 2012. Wholesale net sales increased 77.4% to $274.3 million and licensing revenue increased 52.1% to $29.8 million.

•	Gross profit increased 72.8% to $383.5 million, and as a percentage of total revenue increased to 60.2% compared to 59.4% in the third quarter of fiscal 2012.

•

Income from operations was $204.8 million and as a percentage of total revenue was 32.2%. For the third quarter of fiscal 2012, income from operations was $64.6 million and included a $15.9 million equity compensation charge associated with equity grants for periods prior to the third quarter and $5.2 million in expenses associated with the Company’s initial public offering (“IPO”). Excluding these charges, operating income for the third quarter of fiscal 2012 was $85.7 million and as a percentage of total revenue was 22.9%.

•

Net income was $130.0 million, or $0.64 per diluted share, based on 202.8 million weighted average diluted shares outstanding. Net income for the third quarter of fiscal 2012 was $39.0 million, or $0.20 per diluted share, based on 193.6 million weighted average diluted shares outstanding. Excluding the aforementioned charges, net income for the third quarter of fiscal 2012 was $53.6 million, or $0.28 per diluted share.

•

At December 29, 2012, the Company operated 297 retail stores, including concessions, compared to 231 retail stores, including concessions, at the end of the same prior-year period. The Company had 91 additional retail stores, including concessions, operated through licensing partners. Including licensed locations, there were 388 Michael Kors stores worldwide at the end of the third quarter of fiscal 2013.

Mr. Idol continued, “Our exceptional third quarter results were driven by continued strength across our business segments and geographies. In North America, comparable store sales increased 41% due to the growing demand for Michael Kors merchandise, which we attribute to our compelling luxury product assortment and exceptional jet-set in-store experience. The 75% sales increase in the North America wholesale segment reflects comparable stores sales growth as well as the continued conversion to shop-in-shops in department stores. In Europe, the 58% comparable store sales growth, which reflected continued brand acceptance, combined with the expansion of our retail and wholesale doors, led to 112% sales growth in the quarter. Finally, in our licensing segment, revenue increased 52%, driven primarily by the ongoing strength in watches. Overall, we believe that the Michael Kors brand is ideally positioned within the global luxury lifestyle market and we look forward to delivering on our long-term objectives.”

For the first nine months ended December 29, 2012:

•	Total revenue for the first nine months increased 71.8% to $1,584.6 million from $922.3 million in the same period of fiscal 2012.

•

Retail net sales increased 73.6% to $789.9 million. Comparable store sales increased 41.4%. Wholesale net sales also increased 73.6% to $727.5 million and licensing revenue increased 39.8% to $67.2 million.

•	Gross profit for the first nine months increased 78.0% to $950.4 million, and as a percentage of total revenue increased to 60.0% as compared to 57.9% in the same period of fiscal 2012.

•

Income from operations for the first nine months was $474.7 million and as a percentage of total revenue was 30.0%. For the same period of fiscal 2012, income from operations was $168.8 million and included a $10.6 million equity compensation charge associated with equity grants for periods prior to the nine month period, $5.2 million in expenses associated with the Company’s IPO, and a $10.7 million charge related to the employee stock option redemption associated with the private placement. Excluding these amounts, income from operations was $195.3 million, or 21.2% as a percentage of total revenue in fiscal 2012.

•

Net income for the first nine months was $296.5 million, or $1.48 per diluted share, based on 200.8 million weighted average diluted shares outstanding. Net income for the first nine months of fiscal 2012 was $103.8 million, or $0.56 per diluted share, based on 186.8 million weighted average diluted shares outstanding. Excluding the aforementioned charges, net income for the first nine months of fiscal 2012 was $121.8 million, or $0.65 per diluted share.

Outlook

For the fourth quarter of fiscal 2013, the Company expects total revenue to be in the range of $515 million to $525 million. This assumes a low to mid-twenty percent comparable store sales increase. Diluted earnings per share are expected to be in the range of $0.32 to $0.34 for the fourth quarter of fiscal 2013. This assumes 203.5 million diluted weighted average shares outstanding and a 38% tax rate.

For fiscal 2013, the Company now expects total revenue to be approximately $2.1 billion. This assumes a mid-thirty percent comparable store sales increase. Diluted earnings per share are now expected to be in the range of $1.80 to $1.82 for fiscal 2013. This assumes 201.5 million diluted weighted average shares outstanding and a 38% tax rate.

Conference Call Information

A conference call to discuss third quarter results is scheduled for today, February 12, 2013 at 8:00 a.m. EDT. A replay of the call will be available today at 11:00 a.m. EDT; to access the replay, dial 1-877-870-5176 for domestic callers or dial 1-858-384-5517 for international callers and enter access code 4547793. The conference call will also be webcast live in the investor relations section of www.michaelkors.com. The webcast will be accessible on the website for approximately 90 days after the call.

About Michael Kors

Michael Kors is a world-renowned, award-winning designer of luxury accessories and ready to wear. His namesake company, established in 1981, currently produces a range of products through his Michael Kors, KORS Michael Kors and MICHAEL Michael Kors labels, including accessories, footwear, watches, jewelry, men’s and women’s ready to wear, and a full line of fragrance products. Michael Kors stores are operated, either directly or through licensing partners, in some of the most prestigious cities in the world, including New York, Beverly Hills, Chicago, London, Milan, Paris, Munich, Istanbul, Dubai, Seoul, Tokyo and Hong Kong.

Forward Looking Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to the Company’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “seek,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. The forward-looking statements contained in this press release are based on assumptions that the Company has made in light of management’s experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments and other factors that it believes are appropriate under the circumstances. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-183778), filed on September 7, 2012 with the U.S. Securities and Exchange Commission.

CONTACTS:

Investor Relations:

ICR, Inc.

Jean Fontana/Megan Crudele

646-277-1214

jean.fontana@icrinc.com

Media:

ICR, Inc.

Alecia Pulman

203-682-8224

alecia.pulman@icrinc.com

SCHEDULE 1

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 29,	December 31,	December 29,	December 31,
	2012	2011	2012	2011
Net sales	$606,943	$353,988	$1,517,378	$874,195
Licensing revenue	29,835	19,618	67,200	48,069

Total revenue	636,778	373,606	1,584,578	922,264
Cost of goods sold	253,327	151,701	634,227	388,290

Gross profit	383,451	221,905	950,351	533,974
Total operating expenses	178,612	157,318	475,641	365,133

Income from operations	204,839	64,587	474,710	168,841
Interest expense, net	311	452	1,301	1,112
Foreign currency loss (gain)	1,487	(2,191)	837	(3,920)

Income before provision for income taxes	203,041	66,326	472,572	171,649
Provision for income taxes	73,013	27,295	176,071	67,897

Net income	130,028	39,031	296,501	103,752
Net income applicable to preference shareholders	—	7,032	—	21,227

Net income available for ordinary shareholders	$130,028	$31,999	$296,501	$82,525

Weighted average ordinary shares outstanding:
Basic	199,291,480	154,738,356	195,468,623	147,282,778
Diluted	202,817,811	193,583,954	200,800,410	186,780,461

Net income per ordinary share (1) :
Basic	$0.65	$0.21	$1.52	$0.56
Diluted	$0.64	$0.20	$1.48	$0.56

Statements of Comprehensive Income:
Net income	$130,028	$39,031	$296,501	$103,752
Foreign currency translation adjustments	191	(1,345)	1,657	(6,999)
Net realized and unrealized losses on derivatives	(367)	—	(367)	—

Comprehensive Income	$129,852	$37,686	$297,791	$96,753

(1)

The calculation for basic earnings per ordinary share is based on net income available for ordinary shareholders divided by basic ordinary shares. The calculation for diluted earnings per share is based on net income divided by diluted shares.

SCHEDULE 2

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

(Unaudited)

	December 29,	March 31,	December 31,
	2012	2012	2011
Assets
Current assets
Cash and cash equivalents	$405,776	$106,354	$105,668
Receivables, net	172,658	127,226	88,762
Inventories	290,154	187,413	160,800
Deferred tax assets	13,852	11,145	11,589
Prepaid expenses and other current assets	44,021	31,925	29,509

Total current assets	926,461	464,063	396,328
Property and equipment, net	217,549	170,755	155,728
Intangible assets, net	16,788	14,146	14,552
Goodwill	14,005	14,005	14,005
Deferred tax assets	1,432	3,952	2,416
Other assets	11,420	7,504	7,330

Total assets	$1,187,655	$674,425	$590,359

Liabilities and Shareholders’ Equity
Current liabilities
Revolving line of credit	$—	$22,674	$15,539
Accounts payable	105,445	67,326	79,203
Accrued payroll and payroll related expenses	33,121	33,710	22,098
Accrued income taxes	6,344	8,199	10,338
Accrued expenses and other current liabilities	47,869	33,097	38,062

Total current liabilities	192,779	165,006	165,240
Deferred rent	51,303	43,292	39,123
Deferred tax liabilities	11,871	6,300	6,748
Other long-term liabilities	7,499	3,590	3,987

Total liabilities	263,452	218,188	215,098
Commitments and contingencies
Shareholders’ equity
Ordinary shares, no par value; 650,000,000 shares authorized, and 200,274,090 shares issued and outstanding at December 29, 2012 and 192,731,390 shares issued and outstanding at March 31, 2012 and 191,049,948 shares issued and outstanding at December 31, 2011.	—	—	—
Additional paid-in capital	398,496	228,321	193,188
Accumulated other comprehensive gain (loss)	555	(735)	(2,966)
Retained earnings	525,152	228,651	185,039

Total shareholders’ equity	924,203	456,237	375,261

Total liabilities and shareholders’ equity	$1,187,655	$674,425	$590,359

SCHEDULE 3

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION FOR NON-GAAP MEASURES – CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share data)

(Unaudited)

Reconciliation of income from operations, as reported, to income from operations, as adjusted

	Three Months Ended		Nine Months Ended
	December 29,	December 31,	December 29,	December 31,
	2012	2011	2012	2011

Income from operations, as reported	$204,839	$64,587	$474,710	$168,841
Add back adjustments for one time charges:
Stock option expense	—	15,900	—	10,600
IPO fees	—	5,170	—	5,170
Employee share option redemption - private placement	—	—	—	10,690

Income from operations, as adjusted	$204,839	$85,657	$474,710	$195,301

Reconciliation of net income, as reported, to net income, as adjusted

	Three Months Ended		Nine Months Ended
	December 29,	December 31,	December 29,	December 31,
	2012	2011	2012	2011

Net income, as reported	$130,028	$39,031	$296,501	$103,752
Add back adjustments for one time charges:
Stock option expense	—	15,900	—	10,600
IPO fees	—	5,170	—	5,170
Employee share option redemption - private placement	—	—	—	10,690
Less tax benefit on above	—	(6,543)	—	(8,421)

Net income, as adjusted	$130,028	$53,558	$296,501	$121,791

Weighted average ordinary shares outstanding:
Diluted	202,817,811	193,583,954	200,800,410	186,780,461

Net income per ordinary share, as adjusted:
Diluted	$0.64	$0.28	$1.48	$0.65

Use of Non-GAAP Financial Measures

In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), the Company provides non-GAAP operating results that exclude certain charges or credits such as transaction expenses related to the Company’s IPO, Stock option expense and other offering fees. These amounts are not in accordance with, or an alternative to, GAAP. The Company’s management believes that these measures provide investors with transparency by helping illustrate the underlying financial and business trends relating to the Company’s results of operations and financial condition and comparability between current and prior periods. Management uses the measures to establish and monitor budgets and operational goals and to evaluate the performance of the Company.

SCHEDULE 4

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED SEGMENT DATA

(In thousands)

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 29,	December 31,	December 29,	December 31,
	2012	2011	2012	2011
Revenue by Region:
North America (U.S. and Canada)	$573,115	$343,432	$1,421,688	$843,902
Europe	57,604	27,193	147,642	71,765
Other Regions	6,059	2,981	15,248	6,597

Total Revenue:	$636,778	$373,606	$1,584,578	$922,264

Revenue by Segment:
Net sales: Retail	$332,641	$199,376	$789,925	$455,151
Wholesale	274,302	154,612	727,453	419,044
Licensing	29,835	19,618	67,200	48,069

Total Revenue:	$636,778	$373,606	$1,584,578	$922,264

Income from Operations:
Retail	$109,012	$34,711	$237,327	$88,258
Wholesale	76,790	17,778	194,907	50,157
Licensing	19,037	12,098	42,476	30,426

Total Income from Operations	$204,839	$64,587	$474,710	$168,841

Income from Operations, as adjusted*:
Retail	$109,012	$41,889	$237,327	$96,491
Wholesale	76,790	30,759	194,907	66,945
Licensing	19,037	13,009	42,476	31,865

Total Income from Operations, as adjusted	$204,839	$85,657	$474,710	$195,301

*	Adjusted results reflect one-time items shown in Schedule 3.